Filed by Gores Holdings VIII, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VIII, Inc.

Commission File No.: 001-40105

Ved Krishna:

Hello hello! Welcome to the Good Garbage podcast. My name is Ved Krishna. My primary reason for existence has been to find ways to leave our wonderful planet cleaner. We will be speaking with material innovators, creators, and propagators to learn from them how we can build for scale and towards a regenerative future. Their stories will help us answer the big question: what is good garbage. Troy Swope has been a hero when it comes to scaling in the domain of regenerative packaging. He and his co-founder Yoke Chung are building their company, Footprint, as the leader in the food packaging space. They have adapted their backgrounds in the tech space—they both spent over a decade with Intel—to challenge status quo and innovate. This is a practical, energetic conversation exploring ideas around packaging and scaling. Enjoy.

Ved Krishna:

Hello hello! I’m just so happy to welcome Troy Swope today to our podcast and uh a little bit of a backstory first. I’ve been trying to get in touch with Troy for a long long time and he keeps ignoring me, so finally we got him and I’m so happy to meet you Troy because of that and as we were discussing before we have lots of good common friends and they have been trying to get us in touch and this is a great excuse to get us in touch because I’m sure there will be so much to talk about. I’ve been listening to your, the work that you’re doing and the difference that you’re making, and I am so inspired by what you have achieved and so excited to exchange notes with you and talk to you to learn more about what Footprint is doing and to be able to get your thoughts to the listeners so thank you so much, thank you I know you’re a very busy man, thank you for taking the time and getting onto the show.

Troy Swope:

Well thank you for having me and now that I know we have so much in common, I wish that I had gotten ahold of you sooner. Yeah, thank you for having me. This is fun.

Ved Krishna:

Wonderful, so as they say in our part of the world, it always happens at the right time, so this is the right time so I’ll take it from there.

Troy Swope:

That’s great.

Ved Krishna:

So a lot of the conversations I’ve heard from your numerous interviews all start at Intel but I don’t want to start there. I want to start way before, you know, if you can think about your childhood and if there was instances that you can think of where packaging influenced you in any way or tweaked your interest. If you could think back before Intel and talk to us about what really was inside you that got you in this warrior sort of mission.

Troy Swope:

Well you know I don’t know if I could ever, if I could look back in time to when I was a kid and think that I thought about packaging much, but I certainly thought about the environment and the ocean. I grew up in Southern California in Mission Viejo, California and really close to the beach. I had two older brothers, and myself, where we lived at the beach all summer long surfing and boogie boarding, and the ocean was a passion for sure. In addition, I had grandparents that lived in Santa Barbara and that ran a church camp in Santa Barbara on about 300 acres, and my grandparents were really into the environment and into flowers and trees and conservation and fighting wildfires and how to manage our forests. So the environment, our environment and our planet was very important to me at a very young age. I think the aha moment is, you know, before I became, for lack of a better term, material scientist focused on sustainability, I was going say an accidental environmentalist, but I had someone point out to me that said nothing in my life is really accidental. So he didn’t believe me and I actually now go that’s true. I can’t say I’m an accidental environmentalist anymore. But I went to Hawaii. My dad lived in Hawaii. So I spent a lot of time in Hawaii. And I remember watching parts of the ocean change as I got older. And tying that back in as a scientist and an Intel engineer at Intel going, you know, what are we doing to impact that? Why is it changing? You know, man’s impact on that. So all of that as I stumbled on the problem that is plastic in humans today was always on my mind. And I was so concerned as a father of four that we are going in and we’re already doing this. We’re having to tell our children what everything used to look like. Right? I mean, we’re already doing it right. The ocean used to look like this. I mean, I used to go to Bali in the 90s when I was at Intel in Malaysia and we’d shoot over on the weekends to Bali, and it was so awesome, beautiful, and I just went there recently and there was so much pollution and plastic around the beaches. And I was like, this didn’t look like this 15 years ago, 20 years ago, and it was heartbreaking.

Ved Krishna:

Yeah, so clearly the seeds of your environmentalism was sowed in early and I have a similar experience. This was off the coast of Southern India and you know, the Kovalam Beach on the Kerala side. And I would dive there as maybe a 19-20 year old, pristine, beautiful oceans and then about four or five years back, my oldest daughter is a diver and we went there. Oh my gosh, Troy, it was heartbreaking. It was just the floor was littered with plastic. And we had to go way out to find at least the floor not being littered by plastic use and still have micro-particles but that’s the situation we’ve put ourselves in. And of course, you and I both are on this journey of finding ways to at least change materials. So I want to know more about the greatest challenges that you’ve found in building Footprint that you know, the journey that you’ve taken since 2014.

Troy Swope:

Yeah very specific is just when you’re trying to create a plant-based technology that performs like plastic. So shelf life, right, we see a lot of there’s definitely a lot of low hanging fruit where we could get you know, plastic free technologies and takeout containers and but where it’s really difficult is getting plastic free technologies in items that are extended shelf life like you know I got an example here like you know Annie’s Mac and Cheese, right? So, love this product by the way, and it needs a year shelf life and you can’t you know dehydrate the pasta too soon and you got to be able to put, you know, liquids and then put it into microwave and no transference of any chemicals and those things that gets difficult. Our frozen foods for ConAgra’s Healthy Choice where you need to stop a water molecule for a year right and slow down oxygen, so those things are real technical, specific challenges. I think one of the things that I’m really, really excited about and you probably feel this as well, when we started the journey, you know, roughly eight years ago, we had to somewhat educate our customers on the dangers of plastic and the pollution and we were really focused on plastics in your body probably too soon. Now everybody knows it right? Or is learning it. But what’s very exciting today is that the consumers and our customers know that plastic is done. They just got that. They need the material to eliminate it. They want it out. They want to be done with it. And especially away from food. I think plastics have got very useful life in our automobiles and you know, our computers and you know, headsets and our phones, maybe, but it’s it’s got to get out of food.

Ved Krishna:

Absolutely. I was in fact being asked this morning, I was in another interview, and they asked me what one recommendation is for policy change. I said actually what we should do is have a singular trash can and everything in that trash can must compost and everything else that you remove from your house like computers and stuff you have to pay for. You have to pay for repurposing. So every packaging and all the garden waste and all the food waste everything goes to composting and everything becomes life for something else. So, it’s very similar to what you’re talking about. But I’m super intrigued about the barrier technology and you know, I don’t know how much you can share, but it’ll be interesting to know how you went ahead and solved this because I know you will enjoy this because our tagline for one of our brands for molded products is the brand is called Chuck and it says under, eat safe. Because our branding guy said at that time, you’re exactly right about four or five years back. He said like people don’t care enough about the environment but they care about their own health. So you know, so the tagline of eat safe might go better. So it’s very similar experiences to you.

Troy Swope:

Yeah, I like that. You know, without getting into too much in our IP. I think one of the huge benefits from our core team is from the semiconductor space and Intel and we were an Intel R&D. So Intel R&D taught us how to fail, how to build a hypothesis, design an experiment and have an isolated variable and analyze that variable and do it quickly, right, and because we’re not from the space we’re disrupting, it’s been a huge advantage because we didn’t have any preconceived ideas of what was possible. So we just used really good engineering discipline, and everything from the process technology and the symbiotic relationship with refining fibers to coding fibers to intrinsic chemistries, we discovered that you can build technologies through fiber that have barrier properties, long-term barrier properties to replace plastic. Now we’re still advancing those. The next frontier for us is greater control of oxygen, oxygen barriers that we need for K cups and Nescafe cups and pods and deli meats actually have real sensitivity to oxygen. So we need to control oxygen, again, plastic free, and that’s probably one of the next frontiers. We do have technologies for dairy and proteins, water and oil. We do real well today and we can slow down oxygen, but we really need to stop it in a lot of cases.

Ved Krishna:

If you want shelf life, that’s, that’s a must. Do you mostly do this through coatings or through internal chemistry?

Troy Swope:

They are symbiotic. You can do it all with a coating. But if you do it all with a coating, you’re going to now start impacting your cost. You start impacting things like recyclability, composability and those kinds of things, even though the coating is plastic free with that, that coating, you put too much on, you start really impacting recyclability and composability. And so you really need to control your internal chemistry and your airflow coming out of forming, to really understand how much coating you apply. You need to apply very, very little.

Ved Krishna:

Yeah, and it’s also the additional step, what we find is that you want to churn out and produce as much as possible to take the cost low and to keep the cycle times fast. And as soon as you have another step in the process, you really create high impact on the cost because you’re moving to another process, so that’s the other challenge, so I totally agree with you on the internal sense.

Troy Swope:

And you understand this well as you know, the plastic technology in machining thermoforming is extremely fast and efficient. Right, so you’re competing with that on price, you know and when you’re doing a plant based fiber molded fiber today, which one is the process technology, let’s be honest, is really still very immature, which to me is a tremendous opportunity just creates so much opportunity. If you’re real good engineer and scientist team, You can use your advanced engineering and capabilities to develop process technologies for that improves cycle times improved product qualities, reduce costs, reduce energy, because it’s so immature, there’s just this wide open space for innovation.

Ved Krishna:

And a lot of people are doing stuff so I’m sure you have lots of other opportunity to exchange those notes because I see so many interesting things happening in this space and talking about plastic they don’t have to drain out 99.8% of water. So it’s a lot faster. I just wanted to go back to your thought of not coming from the space of fiber. There’s the story of Kimberly Clark taking over a mill, when they still ran paper mills, called Paper Company and they were trying to set up a new plant and on purpose they did not hire any paper technologists. And guess what, that was the fastest, most profitable mill that they had, because they didn’t know what can’t be done. So similar to your experience, I think that’s so good.

Troy Swope:

Yeah, that’s a great analogy. It’s but it’s really been a huge, huge competitive advantage for us is that we didn’t have any preconceived ideas of what was possible. So our ideas was all things were possible. We just had to have the right engineering discipline.

Ved Krishna:

Absolutely. And it’s the, it’s common sense. One of the things one of my early mentors taught me and it stayed with me is that think of yourself as the fiber. So when you think of yourself as the fiber you know what you feel like when you go through a slot, when you are refined in a certain way and when you’re trained in a certain way. So if you start thinking like the fiber you get the basics right. So, so you know, that’s something that stayed with me. It’s, It’s the simple things right, that make a difference. So moving along. What about raw material? So what I’m inspired truly inspired by is your vision to scale and to really, you know, make a difference because we can talk all about creating these nice boutique technologies. But you know, the pile is so large, that if you really want to make a difference, it has to be scalable. So how do you see that getting, getting solutions on the raw material space? And is that a challenge that you foresee and how you how are you planning to build that supply chain?

Troy Swope:

Well, we are I mean, we are scaling. We delivered hundreds of millions of units last year. They were billions of units this year. We have a factory in Mexico, it’s 1.7 million square feet. 4,000 employees. Right, so we’re building 1.5 million square feet in Poland right now and looking at Thailand. We have a team in China. So we are scaling, scaling quite a bit. So the best way to scale relative to the materials availability is you have to have a lot of flexibility, right? So if you’re in a region where sugarcane production is high, obviously the begasse pulp is a really good option. China, you see a lot of bamboo, those kinds of things. North America, it’s hardwood and softwood. Now, with that said the best solution for the planet is if I can use a recycled box. That’s the best solution for the planet. So it’s a huge CO2 emission reduction. When you compare to plastic, the energy that was used to make the box you don’t have to claim it’s already there for fiber stores. So we love that as a percentage of our materials. We can find boxes everywhere. We love it. It’s very, very, very hard to use because it’s unpredictable what it is. And you got cleanliness issues, you got to get out the starches and glues and those kinds of things. But when you can use that fiber, it has a huge impact on the planet, CO2 emissions, your cost structures better, there’s a lot of real positives, so we like that material and then we feed in others, begasse and hardwoods, softwoods, wheat straws, you know, we have customers that want us to use pineapples and sahi and some other things as well. And if there’s value in it, and we get a good quality fiber, we’ll do that. But today it’s the things that you really know, hardwoods, softwoods, recycled boxes, begasse, bamboo.

Ved Krishna:

It’s wonderful that you’re able to use OCC or old corrugated cartons, but like one of the challenges I find with the waste paper streams is food security. Are you able to are you able to make sure that it’s FDA compliant if you’re using waste papers?

Troy Swope:

Yeah, there’s a couple of things with FDA compliance and waste papers. One is your coating technology can help you there and then if you’re not applying a coating to the material, the heat and temperature and your cleanliness of your process, so how you store, clean refine, the fibers are critical. But if you do those and you have a high heat process step that kills any potential bacteria, then you can meet all the FDA guidelines and BFR for that matter, a little bit harder. So this is one of the you see this with bagasse, right. Begasse is actually a really difficult fiber to recycle. Right, so once we use bagasse, none of the world wants to use it again. But, and you see this with OCC, you know, recycled box, you don’t have to know how many times a box has been recycled. So this is where the potential of the mega environmental metrics recyclable is really bad. It could be really bad for the planet. An example this is I have a customer in Europe. They are so hung up on the word recyclable that I can’t use recycled content fibers. I have to use 100% virgin material which drives a 40% increase in my CO2 emissions for it to be as recyclable. And the reality is when it’s got coffee or anything in it, it’s not going to be recyclable anyway, right? So it’s going to go to a landfill which where it’ll degrade and actually release methane that can be captured or used to drive trucks, like we do in the US, so the word recyclable is a bad metric that actually I think hurts the progress of the planet. We really need to be focusing on CO2 emissions and greenhouse gas emissions. We don’t want to glue a leaf back on a tree, right? It harms the tree, right? So if the tree loses its leaf, it’s part of nature. And we use that leaf to make something useful in single use, you know, food service item, let it go back. It’s done. Right. It doesn’t harm the earth to degrade.

Ved Krishna:

I couldn’t agree more with you because there is actually, and I’m sure you understand this even better than me, is there is no such thing as recycling number one. It’s all down cycling and there is an end of use that will not happen eventually you know. When you say recycling, typically the consumer feels that it is actually just being created into the same thing and it’s not. When I, when I think about the place I come from, which is India, so 80% of the paper is recycled in India. But the great dissonance there is that most of the waste paper is collected in America packaged, sorted, sent all the way to an Indian port across the world. Then you take that and ship it up inland to some facility, you recover maybe 50% of that and create a down cycle product and ship it right back. So you know that is the kind of damage when we when we look at recycling and we don’t realize it.

Troy Swope:

And the CO2 emissions from the transportation is huge, right? So I mean look at aluminum. We are all very excited about aluminum replacing plastic but it’s 200% more of CO2 emissions and greenhouse gas emissions than the plastic its replacing, so we got to be careful. End of the day, the bottom line metric is climate change, CO2 emissions and greenhouse gas emissions and we certainly can’t poison people. Right? We got to assume that you’re not poisoning people like plastic does, but that should be the metric. So if you can use a renewable material or an agricultural waste like begasse and after you use it, it degrades. That’s a great solution. We don’t necessarily want to force recyclability on a begasse item.

Ved Krishna:

Absolutely. Do you see any difference in products because when we look at different fibers, they typically have different morphology, and that creates a different feel to the product in terms of stiffness in terms of the bulk and things like that. And when you look at different fibers that you use, because you have experience of so many, does it behave differently when you look at the product itself in terms of stiffness and stuff or are you able to balance that?

Troy Swope:

Yeah, absolutely right. So if you use 100% of one fiber, we generally find that not the greatest strength. The reality is blend actually, there’s a lot of advantages from using a recycle box. The starches in there are food safe starches, and in the most cases in the United States, add a lot of structure, but the surface finish isn’t that great. So then you combine that with begasse or so some other items and you get a real, real high quality part. But each fiber has a different mechanical property that has benefits, right? So as you engineer them, you’ll find recipes of fibers that give you the ultimate part, which includes you know, helping you with your oil barrier or water barriers. The fibers actually can play a really important role in that and if you control that right, that material mix and get the right webbing, if you will, under a microscope, you can reduce your chemistries and reduce your overall cost.

Ved Krishna:

Not just the fiber, but we have found, and I’m sure you’ll notice again, is compression, the compression and heat in terms of the structure. When if you’re able to apply higher hydraulic force, and you’re able to apply higher heat, which means lower cycle times, you typically get more hydrophobicity

Troy Swope:

We’re doing a lot with what we call dry molding, with a partner and on our own as well. We think there’s real applications for it. It’s going to be real difficult for a cup, like a cup of noodles in where you need a deep draw in real strong barrier properties, but it’s going to be for food service items, protein trays, those kind of things. I think that there’s a future for and it is going to be part of the solution this year. And I know we’re going to need a lot of paths to success to eliminate plastic, right, and there’s going to be cell wise there’s going to be dry molding, there’s going to be traditional web molding and advancements there. There’s coating technologies, all those are going to have to come together. I mean, we have a real challenge, right? Footprint is experiencing explosive growth. And we’re going to deliver billions of units and we’re all over the planet at the top CPG, in the top retailers and top QSR companies all around the world are our customers today. And we are going to be a fraction of a percentage of the total volume of plastic, so we’re going to need, there’s going to need to be partners here for us to really make and help the planet.

Ved Krishna:

Oh, absolutely. And we are absolutely aligned when it comes to the idea, so I wanted to go back to chemistry and how are you, you know sorting this whole hype around PFAs and US and I know it’s not an issue and other parts of the world. But USA somehow taken a lot of interest in that domain. How do you plan, especially on the oil proofing side, if you’ve managed to find something which is actually scalable commercially, and you know, how are you trying to solve that?

Troy Swope:

Yeah, we have developed an oil barrier PFA, PFS free. In fact, where we have a 12 month shelf life, ConAgra’s technology, frozen foods, oil in a secondary coating. So we created a secondary coating operation that creates it, but PFA is in your tap water or fluorinated chemistries or in your, in your tap water. So in our operations in Asia, that even when we go PFAs free, that there’s so much of it in our water that we still find trace elements of it in materials, but in the US we’ve been able to get all that out. But it’s been an advantage for us, frankly, that we were working with ConAgra seven years ago and they had a vision for fluorinated chemistries were going to be a problem. So we started immediately going alright, so you use it maybe for the first year but we got to have a new solution a year later, right? We were already working to get out of PFAs. So we got out of it seven years ago and so it’s been a huge competitive advantage for us because when everybody started going, I need PFAs free. We’ve been out for a long time.

Ved Krishna:

But what about internal chemistry? Have you been able to sort that as well or it’s still through a coating technology?

Troy Swope:

We are working on, we have some oil barrier technologies that are we actually doing some work with margarine that are all going to be internal chemistry and so if you think about it, we’re pouring oil solidified in it and it’s got a six month shelf life and so we’re doing that 100% PFAs free and without secondary coating. Yeah, we were able to solve that. That’s been a significant win for us. But we still need for secondary coatings for like meat trays protein trays so much water. You need the structure. We need secondary coating operations for anything that needs it. Really just control oxygen.

Ved Krishna:

Also shelf life I guess that’s a lot of the products that you’re doing are in that space and are you able to get the right coating materials to be home composted, or it’ll all be like industrially compostable, like?

Troy Swope:

We target everything to be you know, recyclable and compostable. We’re not we’re not there with all technologies, like I said, when you, when you use a lot of recycled content, recyclability gets impacted. So we really just talk to the customer, what do you want me to do, show them like, here’s your CO2 emissions impact if you want a virgin fiber. If you want a virgin fiber your chances of recyclability are much higher, but the reality is, you know, as we put food in it, the expectation for them to clean this out, and then we recycle, that’s not happening. So we really don’t control recyclability of fiber. Now, we design everything to be you know, we want it to be composted. I don’t believe true composting is a future. I think like some food, that food dehydration where you can take food and Footprint’s materials or fiber materials and grind them down, you know? Lomi, they’re doing a lot of work like this. There’s some other really exciting companies coming online. We’re going to be an investor and a promoter of these technologies. I think they’re going to be in everybody’s home, and our technology breaks down really nice there and then then you start now or start talking about the future of waste is actually could be upcycle. So you take all this food waste in your fiber waste, grind it down, dehydrate it, and you could actually bring it back into as a rich nitrate, rich fertilizer for leafy greens and, depending on the fiber content, being a food source for you know, hogs and some other items as well. So that could be an actually upcycling of the waste. That’s I think the future of waste. I don’t think certainly recyclability of food contaminated, plant based solution is we’re going to see a lot of recycling of it.

Ved Krishna:

I totally agree with you. In fact, we worked with similar quick composting solution degenerating it and then they would compost it over, whatever, the next month or something, but you’re right. It can be used for directly putting nitrogen into the soil. This goes back to the idea that have a singular dustbin or trashcan and put everything in, the packaging and food, the waste into it. Just try to break it down into really small pieces and then you can dispose it.

Troy Swope:

We are a sponsor of the Phoenix Suns. The arena is the Footprint Center. We have a vision with the Suns to do something very similar, that there’s one bin and in that one bin you put all your plant based materials and your food waste and everything in that one bin. And you might have a little bit of aluminum and glass in the facility. We’ll have to figure out what we do there but the vision is to get it down to one bin and you dehydrate all of that. You’ll start putting those capabilities in the center and by 2023.

Ved Krishna:

That’s amazing.

Troy Swope:

Yeah, we’re excited. We’re excited about, we know we’ve done it on a micro level, like home level, but we haven’t done it in a massive amount of waste you would at an event with 18,000 people, but it just it just means bigger digester.

Ved Krishna:

And I was fascinated with this idea of investing in a stadium and this, I want to know more about your thought behind that idea of investing in the Phoenix stadium and then calling it the Footprint Center.

Troy Swope:

Generally, it’s banks and airlines that are title sponsors for these arenas, other than the brand value, which is significant, that’s all they get and the Phoenix Suns are just an awesome organization relative to their focus on sustainability and their openness to innovation. So we started talking to them about just making the arena a more sustainable place. And they were open to innovation and bringing in new materials and even their whole water bottle system, changing it to flow water or blue water and bringing those guys in and their just totally open to it, totally open, change the whole waste profile of the whole arena and knowing that we are going to experiment and maybe fail and have to they were totally open to it. So as we’re in those discussions, and they’re really frankly at this point, now we’re a supplier to the arena, right. The opportunity came up for us to discuss title sponsorship. And we already saw a source of revenue creation there and a source of testing innovations. So it was really an easy leap for us to go this is the most unique deal in sports is that we were already making money from the arena being a supplier that we can be a title sponsor as well, and then really get a lot of freedom to innovate. So we’re going to test things like our first paper cup got tested there, our paper utensils, our paper water bottle are all going to get tested there and you get 18,000 people to give you feedback and you get feedback pretty quick right? So it’s been an unbelievable partnership. We’re taking the best known learnings that we get from there and using it to work with other organizations that want to change as well. So we have a number we’re working with just a number of NFL teams, a number of NBA teams and the NBA’s got a best practice. policy. So we’re excited about what we’re learning and what we’re going to learn and then to be able to transfer that to others. In addition to that you have to get the brand name right so you got people asking, who the heck is footprint?

Ved Krishna:

And that’s amazing foresight actually, when you think of it, this captive audience you can test on and you’re going to see what works, what doesn’t work, you know otherwise we are always struggling to go out and do a few tests and see. So two of the things that you guys have innovated are super interesting and I would love to know more about those. One is that when we are doing molding, we always think about draft angles. And it’s always a challenge when it’s 99.8% water and 0.2% fiber to get the angles really narrow and to be able to get deeper products. But clearly, you know, you’ve solved the cup challenge and found a way to break steep draft angles and deep products. And the second is the lidding solutions because sometimes the lidding if you’re especially doing a molding product, it’s more costly than the bowl and nobody wants to pay for it. And I see many of your products on the shelves now, which have a paper based lidding solution, so you’ve clearly got the glue right and the heat ceiling, right, and managed to get that right so it’d be interesting for me and the audience to know more about how you went about that and as much as you can share in terms of technology.

Troy Swope:

Yeah, I don’t know how much I can share here on the lidding cones, I’ll get beat up there by my legal team, but so the relatively the lidding cones of a cup and everything kind of follows the same methodology, right. My partner, and our Chief Technology Officer Yoke Chung, leads those efforts and he’s got a very large team now that just focus on good engineering discipline and principles and they design and they fail and we’re really proud of our cup. I think you’re going to see it’s out there today but low volumes. Later this year, it’ll roll out really, really high volume. We’re scaling it and then you’ll see it in mass volumes in 2023, billions of units in 2024. So we’re excited about that. But yes, it’s quite the innovation and draft angles. The key. is those draft angles and still maintaining a very high cycle time, right. Cause if you look at some of the Apple products today that are really fantastic and fiber that China is doing it’s really, really small draft angles but they’re very shallow and it’s fairly easy but when you get a part that’s 40 millimeters and you got you know, a four degree draft angle that’s when it gets really hard. It took a lot of tooling innovation, a lot of failures. One of the real challenges in that draft angle is being able to maintain your chemistries and maintain the fiber quality and consistency, so you don’t have any thin walls or spots, which is critical when you’re putting in, you know, hot coffees and creams, and, in our case, you know for the Phoenix Suns, you know, we put alcohol in these as well. If you put alcohol into a traditional roll paper cup, you’re popping that seam in 30 minutes, right? It’s bursting. Our alcohol will evaporate before it leaks through.

Ved Krishna:

One of the big things and one of the inspirations for me has been this idea that you want to see the entire supermarket not have any plastics in five years, which is a huge ask and you probably said it last year, so it’s four years now. So taking a cue from that one of the things that we have been working very hard on is the flexible packaging side. So how do you see that whole domain of flexible packaging and how are you taking the crack at it.

Troy Swope:

We haven’t gone into it in great detail today. We know it’s an opportunity. Now we have seen a number of customers, large CBDs, take their products out of flexible and put them in rigid. It’s a better user experience and dip your hands through a bag and try to pull out the items versus where you have a cup or a small tray which is a little easier for the user to get to the product. You have to worry about shipping densities and those kinds of things, but user experience is better. So that’s one way that we’ve seen it, but it’s, it’s not Footprint’s focus today. We have a huge competitive advantage and lead if you will, and in extended shelf life for the supermarket item for rigid plastic. That’s where we’re really playing today. We are working on other items, water bottles and shampoo bottles. And now it’s all about how do you design the shape the geometry and seal, right? Are you going to use a traditional bottle shape? Are we going to do something different? That makes it easier to form and actually easier for the chemistry encoding to work. But we do have all the technologies now that will work. Now we have to marry them with the right geometry.

Ved Krishna:

I’m excited to see and I like your thinking process that it doesn’t have to be same old design engineer is fabulous. And he talked about this. We were trying to construct the paper bag and he said why does it all have to be the plastic bag and he started thinking about pomegranates and he created a bag which was basically which will which was crunched down into a really small ball. And when you put something in expand, he used his origami techniques to have the right folds square dressing. So if you can challenge the supply chain, then again you know you don’t know what you’re going to come up with.

Troy Swope:

Like look at some of these like protein bottles. When you get to the end your hand can’t fit in and there’s always some of the corner and natural rectangle was a better shape. It actually may actually load better on a truck and, and shipping and stuff. Some shapes could improve the user experience in change. They’re just so used to do it in one way. But there is going to have to be some compromise to get out of plastic from the customer. The consumers want that though. They’re open to it. Wunderman Thompson has said you know, 85% of people feel guilty when they use something in plastic. That’s an incredibly high number.

Ved Krishna:

Yeah, that’s amazing. And there’s a company in India that actually challenged it. They still use plastic but the shape it’s paper bottle and it’s become super popular. It’s like a flexible film bottle and they just have a little plastic cap on top but it totally squeezes out all the drinks that they need. They have a range of drinks that fit in that shape, and they’ve just created their own personality because of that. And, of course the material is still poly-based but, but you know, just the idea that you can challenge the status quo

Troy Swope:

And I think that the world ready for it, right? I mean, they want to see some different especially when it’s an attempt to be better for the planet. The consumers are smarter now. They’ll understand okay, this is better for the planet. I can compromise. You know what I’m used to, for something different than I ended up I ended up liking more. I think a lot of ways there’s opportunities to improve the user experience.

Ved Krishna:

Absolutely. And I do think that you already have a good handle on the flexible packaging side and I’m sure you know this by the living. You’re already doing some flexible packaging. It’d be great for you guys, your R&D team, I’m sure that’s thinking about it already, but use that substrate and to create more flexible substances as well because yes, I agree that the rigid form is a good experience but then you know, the costing and the transport and you know everything else so that will ensure that same idea of for barriers with work and a flexible methodology.

Troy Swope:

Yeah we’re doing some you know, things like folded carton you see the folded carton here and stuff that we’re doing like for pizza boats and stuff. We’re actually using it in something completely outside of engineered fibers. We’re coating paperboard, with our coating technology, and we saved about 50% on the current coating cost. So eliminate any potential plastic coating, those kind of things. So there’s all kinds of solutions that we can give to our customers that are plastic free that we’re going to look in all different areas to support them.

Ved Krishna:

It’s amazing what you’ve done with the ... Like you’ve just taken something and created enough capital to sort of scale. So I’d love to know more about details. The way I understand that is that somebody comes in and, and promises you a whole bunch of money and then prepares you to go public and that’s when they get the returns. Do you do get cash from the sponsor initially? How does it, give me more details on how it works?

Troy Swope:

Yeah, so what happens is there’s a financial institution or there are created group of investors. They go out and create a special purpose acquisition company. So that’s the SPAC. They put up $1 value that they’re going to $200 million $300 million, $800 million, whatever it may be. And say the SPAC’s worth this. And then they go find companies that want to go public, that will take over that SPAC called a deSPAC. So once you go through the process, you’re deSPACing, right? So they go find a company and say, Hey, I’ve got $350 million for what X percentage of your company which is negotiable. And then if you want to raise additional money, it’s called the PIPE, which generally you do want to validate, to kind of validate the deal. So you say, Alright, I got $350 million dollars and I’ll raise another $200 million. So my total proceeds, say $550. The PIPE raise is important. So your SPAC sponsor, you kind of set the value of the business, and then you go raise a PIPE that kind of validates the value of the business. And then you go file you’re S-4 and then go through the SEC. And once you get through all the SEC questions, and then you have the ability to go public, and then the name of the business goes from the special purpose acquisition company to Footprint or whoever it may be. Those proceeds are you don’t receive until the transaction is closed.

Ved Krishna:

In our case, we have gone through traditional funding for years and years. We’ve been in existence for 40 years. So it’s been typically some equity from our side and there is some loads that will come through banks. So I would love to learn more about the whole idea of creating this back and the flow of funds and how you plan to use those to be able to achieve the dreams that you guys are trying to achieve.

Troy Swope:

Yeah, so we definitely needed to continue to raise the money. We’re seeing explosive growth and I think even in a recessionary environment, people go back to the supermarket, they go to the QSR versus going into big sit down dinners. We’re going to see, we’re going to continue to see that explosive growth and we needed a lot of capital to meet our customer demand and to grow. We’re building obviously building factories in Mexico and Poland and in Thailand. So we’re going alright, so how are we going to fund this and we looked at different vehicles, traditional IPO, the SPAC which is just another way of going to IPO now. Now, it’s a little bit more of compressed timeline the SPAC is. I liked it. My team liked it. There was a real lot of certainty in the deal, right? So you know how much the company is selling. You know how much proceeds you’re going to get. We happen to have the best sponsor in the world. So Gores is a, this is all they do. They’re 100% dedicated to this vehicle and taking good companies. They do more due diligence on companies than anybody, so we knew that if we could get a sponsor like Gores, that it was a great vehicle for us. And they not only do amazing due diligence, and help you with deal certainty and getting the proceeds you need to grow your business. They help get you ready to be a public company, and they let you know where you’re weak and not weak and where you need to fix. Fortunately, we have an amazing board, real professionals, the former CEO of McDonald’s, the former CEO and founder of Broadridge Financial, former CEO of Intel, former CEO of ADP Payment Systems. We have amazing board and they help us and said, Okay, we’re ready, you can get ready, we’ll help you get ready. So the combination of a great sponsor, and the fact that we needed so much capital to grow our business. We’re building factories all around the world, made a good vehicle for us, we’ll see.

Ved Krishna:

You are private limited for now, I guess. Now you’re going to go public. So what is the kind of dilution that you’ve had to go through? In this process?

Troy Swope:

We’re on a Series C raise. So you’re every time you’ve been diluted, right? So just you got to look at the value of the business that you’re trying to raise and the value of that business as you go public. And then the amount of proceeds and where you’re going to be in the future. We believe Footprint will be recognized as the most environmentally impactful company on the planet pretty soon if not, we’re already pretty close, right? So the immediate dilution is not really concerning to us as much as it is to have the proceeds. And I know it’s out here when you say you’re the most environmentally impactful. We’ve already been recognized by CNBC and Newsweek and others Top 50, Top 25, but the reality and you know this that is that the impact plastic is having on human health is way more significant. Plastic productions were the third largest contributors to CO2 emissions and climate change, not to mention the pollution on the planet. So by eliminating plastic, I can’t see another area that has so much impact not only on the planet, but on human health. So we feel you know, with our scale, we don’t know anyone in the world that has near the capacity that we have in investing to have in the next couple of years. So we feel it’s going to be very quickly they will be recognized that this is the most particularly impactful company on the planet. Basically, we believe it’s a new model of you can be pro planet, pro profit. We often say that, you know, if you want to figure out who Footprint is we’re like a 3M dedicated to creating a healthier planet. Three is very good at directed innovation. We come from Intel. So we always started in scale of billions and global. We always said this is going to have it. We needed to produce billions and billions of units. And we needed to do it globally. And that there’s a huge demand for it that we thought we’d have a real strong technical advantage to the current environment and that’s played out. We have a huge competitive lead and really excited about where we are in the team and working with guys like you and you know, guys like you and I that are building these materials. We are helping but the reality is the champions here are these brands, General Mills and ConAgra and Tyson and all these guys going out and taking significant risk and testing materials and failing and learning to do something better for the planet. I’m so proud of our customers. McDonald’s is another one that’s just a phenomenal pusher of sustainability. Walmart doesn’t get the credit they get all these companies are really trying to do the right thing. You and I need to provide them the materials that allow them to do the right thing. And so that their sustainability efforts are powered by our innovation.

Ved Krishna:

I couldn’t agree more and I’ve had the same experience. Of course most of our sales is in India, but people coming up and saying that, you know, I’m exporting so much frozen food.

Troy Swope:

Frozen food is our specialty, which actually by the way, I would have never started with frozen food other than ConAgra is just bold, super innovative, and they came to us many years ago said we got to get out of plastic and we were dumb enough to say okay, let’s start with frozen food. And it was super challenging, but it was really great because we’ve learned so much that what we learned as the building blocks for every part of the supermarket. Frozen food, the challenge is you’re taking the hot food oils, liquids, flash freezing it sealing it, and then in a year they want to be able to take it out, put it in an oven and or a microwave and no oily pitch. So that was a task that we thought seemed impossible. But once we saw that, we really had the building blocks to do just about anything

Ved Krishna:

Who are the companies or people who are really inspiring you, as you make this change. And you mentioned some of your customers but them and others, it would be lovely to hear for the audience. You know, who are the people who you think are making great change.

Troy Swope:

I’m really inspired by our customers. They inspire me every day, they push us every day and I always feel I want to do more for them. Upfield is one, the Unilever spin off, that I can’t believe it’s not butter is the product here in the US and their vision, their commitment to change. ConAgra as always, they have an unbelievable leadership team and I think probably one of the best CEOs in America. They’re very inspiring. You know, working at Intel for 15 years, I was that customer and knowing how difficult it is to change a massive company and to go through innovation and take those risks, quite inspired by the people that do that. All these companies want to do the right thing. They’re really just looking for the right supply partner that can provide them the technologies that will match their innovation and match their development in understanding how to fail and not give up. And that’s where Footprint’s been successful. You know, on the material side. Everybody inspires me just in our conversation here. You’re inspiring me and I’m excited for what you’re doing and would love to work with you. As you know, it’s going to take a lot of us—plastic is a massive massive industry. So it’s going to take a lot of us coming together to really make a dent for the planet. So I always call them competitive partners. We need more competitive partners to go and really have a massive impact on the planet.

Ved Krishna:

Absolutely amazing. So my last question which I love to hear from people is what does the idea of good garbage mean to you? And how would you want to see that translating for our planet?

Troy Swope:

Well, I think the idea of good garbage is we stopped thinking about recyclable and it doesn’t get recycled. Right, but I think your idea that you know single bin, right, food waste and anything with it that is carrying our food should be able to be ground down with our food, and then go back out to the planet and not harm the planet. If it’s carrying our food., and it actually is potentially in our food, then it shouldn’t be harmful. I think today what’s carried our food makes us sick. Makes the planet sick. It’s just absolutely disaster. There’s going to be good, there’s going to be better and best. We just got to start making change quickly.

Ved Krishna:

Yeah, absolutely. Thank you, Troy. This was such an inspiring conversation for me. And I look forward to many more conversations and meetings and possibilities that we can put together. Thank you so much for being on the show.

Troy Swope:

Thanks bud.

Forward-looking Statements

Certain statements in this communication (“Communication”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between the Gores Holdings VIII, Inc. (“Gores Holdings VIII”) and Footprint International Holdco, Inc. (“Footprint”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination and the PIPE investment, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the services offered by Footprint and the markets in which Footprint operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VIII’s or Footprint’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VIII securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VIII; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination and PIPE investment, including the approval of the proposed business combination by Gores Holdings VIII’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VIII’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination, including to consummate the PIPE investment, (v) the effect of the announcement or pendency of the proposed business combination on Footprint’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of Footprint and potential difficulties in Footprint’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against Gores Holdings VIII or Footprint related to the agreement and the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (ix) the ability to maintain the listing of the Gores Holdings VIII’s securities on the NASDAQ; (x) the price of Gores Holdings VIII’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Footprint plans to operate, variations in performance across competitors, changes in laws and regulations affecting Footprint’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in Gores Holdings VIII final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2021 and other documents filed, or to be filed with the SEC by Gores Holdings VIII, including the Registration Statement. The foregoing list of factors is not exhaustive. There may be additional risks that neither Gores Holdings VIII or Footprint presently know or that Gores Holdings VIII or Footprint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VIII’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by Gores Holdings VIII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VIII and Footprint assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VIII nor Footprint gives any assurance that either Gores Holdings VIII or Footprint will achieve its expectations.

Projections

This Communication contains financial forecasts with respect to Footprint’s projected financial results, including revenue. Footprint’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Communication, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Communication. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Footprint or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Communication should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Actual results may differ as a result of the completion of the Footprint’s financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither Footprint’s nor Gores Holdings VIII’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the business combination, Gores Holdings VIII has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary prospectus and preliminary proxy statement of Gores Holdings VIII. The proxy statement/prospectus is not yet effective. The definitive proxy statement/prospectus, when it is declared effective by the SEC, will be sent to all Gores Holdings VIII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Holdings VIII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holdings VIII may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in Gores Holdings VIII’s securities. Before making any voting decision, investors and security holders of Gores Holdings VIII and other interested parties are urged to read the Registration Statement and the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

The definitive proxy statement/final prospectus will be mailed to stockholders of Gores Holdings VIII as of a record date to be established for voting on the business combination. Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VIII through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VIII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

Gores Holdings VIII, Footprint and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from Gores Holdings VIII’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of Gores Holdings VIII and a description of their interests in Gores Holdings VIII is set forth in Gores Holdings VIII’s filings with the SEC (including Gores Holdings VIII’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the SEC on February 24, 2021). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This Communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Holdings VIII, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.